UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             3D Systems Corporation
                             ----------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    88554D205
                                    ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G/A

CUSIP No. 88554D205

 1. Names of Reporting Persons: Goldsmith & Harris Incorporated I.R.S. Identification Nos. of above persons (entities only): 13-3741461

 2.   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a) [ ]

         (b) [ ]

 3.  SEC Use Only


 4.  Citizenship or Place of Organization:    New York

Number of           5.  Sole Voting Power:             --0--
Shares
Beneficially        6.  Shared Voting Power:           --0--
Owned by
Each                7.  Sole Dispositive Power:        619,901
Reporting
Person With         8.  Shared Dispositive Power:      --0--

 9. Aggregate Amount Beneficially Owned by Each Reporting Person: 619,901

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 4.59%

12. Type of Reporting Person (See Instructions): BD & IA





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Item 1.

     (a) The name of the issuer is 3D Systems Corporation (the "Corporation").

     (b) The Corporation's executive office is located at 26081 Avenue Hall, Valencia, California 91355.

Item 2.

     (a) The person filing this statement is Goldsmith & Harris Incorporated ("G&H").

     (b) G&H is located at 80 Pine Street, New York, NY 10005.

     (c) G&H was organized under the laws of New York.

     (d) The security (the "Security") is common stock, $0.001 par value per share.

     (e) The CUSIP Number of the Security is 88554D205.

Item 3.

     G&H is a broker-dealer (File No. 8-30122) registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser (File No. 801-56934) registered under Section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership

     (a) G&H, through its executive officers, is the beneficial owner of 619,901 shares of the Security by virtue of its investment discretion over accounts of its clients that hold shares of the Security.

     The 619,901 shares of the Security of which G&H is the beneficial owner includes: (i) 29,469 shares of the Security into which $300,000 in 6% Subordinated Convertible Debentures of the Corporation, which are held in certain client accounts over which G&H has investment discretion, are convertible; and (ii) 66,700 shares of the Security into which 66,700 shares of Series B Convertible Preferred Stock of the Corporation, which are held in certain client accounts over which G&H has investment discretion, are convertible. The determination of the number of shares of the Security beneficially owned by G&H and the percentage such shares represent of all of the outstanding shares of the Security was made in accordance Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

     (b) The amount of shares of the Security beneficially owned by G&H is 4.59% of the total outstanding shares of the Security.

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     (c)  (i) Not applicable.

          (ii) Not applicable.

          (iii) G&H has the sole power to dispose or to direct the disposition of 619,901 shares of the Security.

          (iv) Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The clients of G&H may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2005                    Goldsmith & Harris Incorporated


                                            By: /s/ Philip W. Goldsmith
                                                -----------------------
                                            Philip W. Goldsmith
                                            Chairman


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